Exhibit 12
GMAC LLC

Ratio of Earnings to Fixed Charges

Year ended December 31, ($ in millions)	2007	2006	2005	2004

Earnings
Consolidated net income (loss)	($2,332)	$2,125	$2,282	$2,894
Provision for income taxes	390	103	1,197	1,362
Equity-method investee distribution	65	651	283	259
Equity-method investee earnings	5	(512)	(142)	(169)
Minority interest expense	2	(9)	(57)	2

Consolidated income (loss) before income taxes, minority
interest and income or loss from equity investees	(1,870)	2,358	3,563	4,348
Fixed charges	14,966	15,655	12,754	9,682

Earnings available for fixed charges	13,096	18,013	16,317	14,030
Fixed charges
Interest, discount, and issuance expense on debt	14,887	15,560	12,654	9,598
Portion of rentals representative of the interest factor	79	95	100	84

Total fixed charges	$14,966	$15,655	$12,754	$9,682
Ratio of earnings to fixed charges (a)	0.88	1.15	1.28	1.45

(a)	The ratio calculation indicates a less than one-to-one coverage for the year ended December 31, 2007. Earnings available for fixed charges for the year ended December 31, 2007, was inadequate to cover total fixed charges. The deficient amount for the ratio was $1,870 million.